

April 25, 2013

Via E-mail

Mr. Gordon A. Baird
Chief Executive Officer
Independence Bancshares, Inc.
500 East Washington Street
Greenville, South Carolina 29601

Re: **Independence Bancshares, Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed April 15, 2013
File No. 333- 186476

Dear Mr. Baird:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. We note your response to prior comment 1, in which you provide a legal analysis supporting your conclusion that the board has the ability to increase or decrease the size of the board. Provide us with a revised analysis that identifies how the termination of board members and to then replace those members without shareholder approval.

2. We note your response to comment two of our letter to you dated February 21, 2013. Please revise the disclosure in the summary to disclose:
   - more detail regarding MPIB Holdings including that it was formed in July 2011, the amount of its revenues, assets and liabilities, and describe the "intellectual

property and other assets" that you seek to acquire and explain how the
technology differs from competing technology offered though unaffiliated parties;
and

- explain how you valued the assets of MPIB to be worth $7 million and whether
you intend to retain an independent advisor to conduct an independent appraisal.

3. We note your response to comment three of our letter to you dated February 21, 2013.
Please disclose the dilutive effect (in terms of voting power and earnings per share) of
the sale of over 17 million shares in the 2012 private placement on your stock holders
at the time that held all of your outstanding 2 million shares. Disclose the anti-
dilutive effect of the offering on the respective percentage of outstanding stock that is
held by the original stockholders and the dilutive effect on those who purchased in the
private placement.

Our Consent Order, page 6

4. We note that in February 2012 you stated to the OCC that you "would seek a merger
partner." Please discuss whether your planned acquisition of MPIB indicates that you
no longer are seeking a merger partner. Also, revise this section to clarify the impact
of your proposed MPIB acquisition for $7 million on your expanded regulatory
capital ratios.

Risk factors, page 11

5. We note your response to comment seven of our letter to you dated February 21,
2013. Please revise the risk factor on page 23 regarding controlling shareholders as
follows:
- disclose the anticipated increase in the percentage beneficially owned as a result
of granting awards during the next 12 to 24 months pursuant to the 2013 Incentive
plan;
- include the two other major stockholders who purchased in the private placement;
and
- disclose that the major stockholders hold four of the seven positions on the Board,
one serves as Chairman of the Board and one serves as your CEO.

Risks Relating to the Offering and our Common Stock, page 22

6. Please add a risk factor relating to the risks of further dilution as a result of your
increasing the number of authorized shares of common stock from 100 million to 300
million shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel